Mail Stop 3561

December 3, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Lawrence A Jacobs, Senior Executive Vice President
News Corporation
1211 Avenue of the Americas
New York, New York 10036

> **Re:    News Corporation**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **Filed August 12, 2009**
> **File No. 001-32352**

Dear Mr. Jacobs:

We have reviewed your response letter dated November 17, 2009 and have the following comments.  Unless otherwise indicated, we think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended June 30, 2009

Financial Statements, page 79
Notes to Consolidated Financial Statements, page 87
Note 23.  Additional Financial Information, page 146

1. We note from the table on page 147 that a gain on sale of television stations in the amount of $232 million was included in "other, net," a component of non-operating income/expense in your fiscal year ended June 30, 2009 consolidated statement of operations.  Given that the television stations sold appear to be wholly owned assets based on the disclosures provided in Note 3, and represent components of your normal business operations, please tell us why you believe such gains are appropriately classified in non-operating income.  Refer to the guidance in footnote 68 to SAB Topic 13.  We may have further comment upon receipt of your response.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2009

Financial Statements, page 3
Notes to Unaudited Consolidated Financial Statements, page 6
Note 13 – Contingencies, page 15

2. We note from the discussion in the first paragraph on page 17 that despite a negative ruling against the company in the Valassis case in the amount of $300 million, the company does not believe that the accrual of a liability for this judgment is necessary at September 30, 2009.  Please explain in further detail why you do not believe the negative judgment in the amount of $300 million does not meet the criteria for recognition under ASC 450-20-25-2, as it appears as though a liability has been incurred and the amount is known.

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You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief